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                                June 28, 2022

       Pamela Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, IL 60601

                                                        Re: OppFi Inc.
                                                            Form 10-K filed
March 11, 2022
                                                            Form 10-Q filed May
6, 2022
                                                            File No. 001-39550

       Dear Ms. Johnson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 11, 2022

       Item 1. Business, page 4

   1. Please revise future filings to include a corporate structure chart that clearly illustrates ownership by percentage
and share type including voting and economic rights.
       Adjusted Net Income and Adjusted EBITDA, page 81

   2.                                                   As disclosed in note
(a) to the table on page 82, we note that the    Other addback and one-
                                                        time expense
adjustment includes $10.6 million in    other one-time expenses.    Please tell
                                                        us and revise future
filings to provide detail of all significant expense items included in this adjustment and to
the extent necessary fully explain why the adjustments are relevant and the resulting
adjusted measure provides useful information to investors.
 Pamela Johnson
OppFi Inc.
June 28, 2022
Page 2
Adjusted Shares as Reflected in Adjusted Basic and Diluted Earnings Per Share, page 82

3. Please tell us and revise future filings to disclose the usefulness and purpose of presenting
         Adjusted Basic and Diluted Earnings Per Share and explain why you back out the earnout shares in your calculations. Refer to Item 10(e)(1)(i)(C) & (D) of Regulation S-K.
Form 10-Q filed May 6, 2022

Net Income Attributable to OppFi, Inc., page 33

4. Please tell us and revise future filings to more clearly identify for each period presented the underlying income or expense components that are attributable to OppFi Inc. or the noncontrolling interest such that an investor clearly understands the trends and variability of net income attributable to OppFi Inc. common stockholders. We note the significant difference in net income (loss) attributable to each interest for the quarter ended March 31,
         2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 with any questions.



FirstName LastNamePamela Johnson                                Sincerely,
Comapany NameOppFi Inc.
                                                                Division of
Corporation Finance
June 28, 2022 Page 2                                            Office of
Finance
FirstName LastName